UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

REYNOLDS AMERICAN INC.
(Name of Issuer)

Common Stock (par value $0.0001 per share)
(Title of Class of Securities)

761713106
(CUSIP Number)

Nicola Snook
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
+44 20 7845 1000

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 12, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brown & Williamson Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
223,334,019 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
223,334,019 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
223,334,019 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Louisville Securities Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, BK and OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
301,014,278 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
301,014,278 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
301,014,278 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
British American Tobacco p.l.c.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, BK and OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
301,014,278 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
301,014,278 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
301,014,278 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

This Statement on Schedule 13D is filed with respect to 223,334,019 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Reynolds American Inc., a North Carolina corporation (the “Issuer”), held by Brown & Williamson Holdings, Inc. (“B&W”, and such 223,334,019 shares, the “B&W owned shares”) and 77,680,259 shares of Common Stock held by Louisville Securities Limited, a private limited company incorporated in England and Wales (“Louisville”, and such 77,680,259 shares, the “Louisville owned shares”).  The B&W owned shares and the Louisville owned shares are collectively referred to herein as the “Shares”.   B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville. Louisville is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c. (“BAT”).  BAT and the aforementioned wholly owned subsidiaries of BAT are collectively referred to herein as the “BAT Entities”.

B&W and BAT previously filed a Statement on Schedule 13G with respect to the ownership of the B&W owned shares.  This Statement on Schedule 13D is being filed in connection with the acquisition by Louisville of the Louisville owned shares pursuant to a Subscription and Support Agreement dated as of July 15, 2014, among BAT, the Issuer and, for limited purposes only, B&W, as amended by an Amendment No. 1 dated as of May 28, 2015, among BAT, the Issuer and, for limited purposes only, B&W (the “Subscription Agreement”).

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share, of the Issuer.  The name of the Issuer is Reynolds American Inc. and the principal executive office of the Issuer is located at 401 North Main Street, Winston-Salem, NC 27101.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) This statement is being filed jointly by B&W, Louisville and BAT (together, the “Reporting Persons”).  An agreement among the Reporting Persons that this Statement on Schedule 13D be filed on behalf of each of them is attached hereto as Exhibit 99.1.

The name, state or other place of organization and address of the principal office of each of the Reporting Persons and the other BAT Entities are set forth on Schedule A attached hereto and are incorporated herein by reference.  The principal business of the BAT Entities is the manufacture, sale and marketing of cigarettes, roll your own and make your own tobacco, cigars, snus and a range of innovative new tobacco and nicotine based products such as e-cigarettes, medicinal nicotine products and tobacco heating products.

The name, citizenship, business address, present principal occupation or employment, and the name, business address and principal business of any corporation or other organization in which such employment is conducted, of each director and executive officer of the BAT Entities (collectively referred to herein as the “BAT Directors and Officers”) are set forth on Schedule B attached hereto and incorporated herein by reference.

(d) During the last five years, neither any of the BAT Entities nor, to the knowledge of the Reporting Persons, any of the BAT Directors and Officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the BAT Entities nor, to the knowledge of the Reporting Persons, any of the BAT Directors and Officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 30, 2004, B&W (then known as Brown & Williamson Tobacco Corporation) acquired a significant equity stake in the Issuer, comprising the B&W owned shares and certain other shares of Common Stock that have since been repurchased by the Issuer, in consideration for the contribution to the Issuer, through a series of combination transactions, of substantially all of the United States cigarette and tobacco business of BAT and its subsidiaries (the “BAT Group”).

On June 12, 2015, Louisville subscribed for and purchased the Louisville owned shares at a price of $60.16 per share of Common Stock, for an aggregate purchase price of approximately $4.673 billion, pursuant to the Subscription Agreement.  The source of funds for such purchase was available working capital and loans from other members of the BAT Group.  The relevant members of the BAT Group funded such loans from a combination of their available working capital, proceeds from the issuances of commercial paper and a drawdown under an existing loan facility of a subsidiary of BAT provided by BNP Paribas Fortis SA/NV, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, HSBC Bank p.l.c., J.P. Morgan Limited, Société Générale, London Branch and The Royal Bank of Scotland p.l.c.

ITEM 4. PURPOSE OF TRANSACTION

On June 12, 2015, at the time of completion of the Issuer’s acquisition of Lorillard, Inc., Louisville subscribed for and purchased the Louisville owned shares pursuant to the Subscription Agreement.  The purpose of this acquisition was to maintain the Reporting Persons’ aggregate percentage ownership in the Issuer and to provide equity capital for the Lorillard acquisition.  As referred to in Item 3 of this Statement on Schedule 13D, B&W originally acquired a significant stake in the Issuer on July 30, 2004, pursuant to a reorganization of the Issuer’s corporate predecessor that included the contribution by the BAT Group of substantially all of its United States cigarette and tobacco business to the Issuer.  As a result of that transaction, the Issuer became the primary vehicle for the BAT Group’s economic participation in the United States market.  The ownership of the shares of Common Stock acquired in 2004 has previously been reported in a filing on Schedule 13G because the shares of Common Stock were not registered pursuant to Section 12 of the Securities Exchange Act of 1934 at the time the shares were acquired.  As a result of the acquisition of the Louisville owned shares, which are so registered and which exceed 2% of the total shares of Common Stock outstanding, this exception to the Schedule 13D filing requirement is no longer available.

On July 30, 2004, at the time of completion of B&W’s original investment in the Issuer, BAT, B&W and the Issuer entered into a governance agreement, as amended by an Amendment No. 1 dated as of November 18, 2004, an Amendment No. 2 dated as of April 29, 2008, and an Amendment No. 3 dated as of November 11, 2011, each among BAT, B&W and the Issuer (the “Governance Agreement”), which is incorporated herein by reference and is described in greater detail under Item 6 of this Statement on Schedule 13D.

Pursuant to the Governance Agreement, the BAT Group has been allowed to acquire shares of Common Stock on the open market and in privately negotiated transactions since July 31, 2014.  BAT has considered in the past, as reflected in the subscription by Louisville for the Louisville owned shares, and may consider from time to time in the future whether it is in the economic interest of the BAT Group to acquire additional shares of Common Stock totaling less than 100% of the shares of Common Stock.  However, as described under Item 6 of this Statement on Schedule 13D, the acquisition of additional shares of Common Stock will not change the limitations on the BAT Group imposed by the Governance Agreement unless BAT Group were to acquire 100% of the shares of Common Stock.  In addition BAT has in the past and will continue to make regular strategic reviews and assessments of its investment in its associated companies including the Issuer.  In the case of the Issuer, such reviews and assessments include considering the attractiveness and feasibility of acquiring all of the shares of Common Stock not owned by the BAT Group.  Such assessments often include considering the views of outside financial and legal advisors and of potential financing sources.  In the future, these assessments may include preliminary discussions with the Issuer about the potential receptivity of the Issuer to a transaction to acquire 100% of the shares of Common Stock.  Any acquisition causing the BAT Group’s ownership of shares of Common Stock to exceed 50% of the outstanding shares of Common Stock would require a filing under the Hart Scott Rodino Antitrust Improvements Act of 1976.  Any plan or proposal to acquire 100% of the outstanding shares of Common Stock would require approval by the board of directors of BAT.

Also pursuant to the Governance Agreement, B&W has the right to designate for nomination five (and not more that five) directors of the Issuer, three of whom must be independent of both BAT and the Issuer unless the Other Directors (as defined in the Governance Agreement) otherwise agree.  The Governance Agreement provides that the total number of Issuer directors is 13, but BAT has agreed that the size of the Issuer’s board of directors will be temporarily increased to 14 to accommodate the election of Murray Kessler following the merger of the Issuer and Lorillard, Inc. so long as the board size is reduced to 13 by the time of the Issuer’s 2016 Annual Meeting.  Currently, one of the seats for a director designated by B&W is vacant but B&W on June 15, 2015, designated Mr. Robert Lerwill to fill this vacancy subject to the requirements of the Governance Agreement.  B&W will decide upon its designated nominees for each class up for election at an annual meeting of the Issuer and will fill any vacancy caused by one of B&W’s designated nominees leaving the board of directors of the Issuer.  The directors of the Issuer designated for nomination by B&W participate in the consideration by the Issuer’s board of directors of potential transactions which may include transactions of the type identified in Item 4 of Schedule 13D unless the transactions involve the BAT Group and require the approval of the Other Directors pursuant to the Governance Agreement and subject to the fiduciary duties of directors.  In addition, the Issuer on a regular basis consults with the Reporting Persons about significant transactions the Issuer may be considering and the Reporting Persons may from time to time suggest that the Issuer’s board of directors considers particular opportunities, including opportunities involving and negotiated with the BAT Group.  However, because the Governance Agreement ensures that the number of directors of the Issuer designated for nomination by B&W will always be a minority, and that of that minority all but two will be independent of BAT, the Reporting Persons do not have, and unless they acquired 100% of the shares of Common Stock of the Issuer cannot obtain, any corporate power to cause or compel the board of directors of the Issuer to pursue or endorse any particular transaction including transactions of the type identified in Item 4 of Schedule 13D.

The BAT Group and the Issuer are parties to various arms-length commercial arrangements that are described in the Issuer’s filings with the Securities Exchange Commission, none of which currently are the type of transaction identified by Item 4 of Schedule 13D, and the Reporting Persons expect that the BAT Group and the Issuer will negotiate additional arms-length commercial arrangements in the future.  Under the terms of the Governance Agreement, all material commercial arrangements between the Issuer and members of the BAT Group are subject to separate approval by the Other Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	See items 7 through 13 on the cover pages to this Statement on Schedule 13D. B&W is the holder of record of the B&W owned shares and Louisville is the holder of record of the Louisville owned shares. B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville. Louisville is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of BAT. Each of Louisville and BATUS Holdings Inc. may be considered to be beneficial owner of the B&W owned shares by virtue of its direct and indirect ownership of all of the equity and voting power of B&W. Each of British-American Tobacco (Holdings) Limited, B.A.T. Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (1998) Limited and BAT may be considered to be beneficial owner of the Shares by virtue of its direct and indirect ownership of all of the equity and voting power of Louisville and B&W. The B&W owned shares comprise approximately 31.25533% of the outstanding shares of Common Stock, the Louisville owned shares comprise approximately 10.87126% of the outstanding shares of Common Stock and the Shares comprise approximately 42.12658% of the outstanding shares of Common Stock (based on 714,547,099 shares of Common Stock outstanding as of June 12, 2015, following the completion of the acquisition by Louisville of the Louisville owned shares and the acquisition by the Issuer of Lorillard, Inc.).

(b)	See items 7 through 13 on the cover pages to this Statement on Schedule 13D. B&W has power both to dispose of and exercise the voting rights attributable to the B&W owned shares and Louisville has power both to dispose of and exercise the voting rights attributable to the Louisville owned shares. Because B&W is a wholly owned subsidiary of BATUS Holdings Inc. and Louisville, BATUS Holdings Inc. and Louisville may be deemed to control B&W and therefore share voting power and investment power with respect to the B&W owned shares. Because both B&W and Louisville are wholly owned subsidiaries of British-American Tobacco (Holdings) Limited, B.A.T. Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (1998) Limited and BAT, these BAT Entities may be deemed to control B&W and Louisville and therefore share voting power and investment power with respect to the Shares. See Item 2 of this Statement on Schedule 13D for information on the BAT Entities.

(c)	Except for the subscription and purchase by Louisville from the Issuer of the Louisville owned shares on June 12, 2015, at a price per share of $60.16 pursuant to the Subscription Agreement as set out above, none of the Reporting Persons has effected any transaction in shares of the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer, BAT and B&W are parties to the Governance Agreement.  Pursuant to, and on the terms and conditions of, the Governance Agreement:

●	B&W has the right to designate for nomination to the board of directors of the Issuer up to five persons, at least three of whom must be independent of both BAT and the Issuer unless the Other Directors (as defined in the Governance Agreement) otherwise agree, provided that BAT and its subsidiaries beneficially own at least 32% of the voting power of the Issuer. If BAT and its subsidiaries beneficially own less than 32% but at least 27% of the voting power of the Issuer, B&W shall have the right to designate for nomination to the board of directors of the Issuer up to four persons, at least two of whom shall be independent. If BAT and its subsidiaries beneficially own less than 27% but at least 22% of the voting power of the Issuer, B&W shall have the right to designate for nomination to the board of directors of the Issuer up to three persons, at least two of whom shall be independent. If BAT and its subsidiaries beneficially own less than 22% but at least 15% of the voting power of the Issuer, B&W shall have the right to designate for nomination to the board of directors of the Issuer up to two persons, at least one of whom shall be independent. If BAT and its subsidiaries cease to beneficially own at least 15% of the voting power of the Issuer, B&W shall no longer have the right to designate any persons for nomination to the board of directors of the Issuer. The ownership thresholds described above will not reflect any decreases in BAT’s percentage ownership due to issuances of equity securities by the Issuer. In no event will the number of directors designated by B&W, divided by the total number of directors then comprising the board of directors of the Issuer, exceed the number of directors which B&W is then entitled to designate pursuant to the terms of the Governance Agreement divided by 12, rounded up to the nearest whole number.

●	Directors nominated by B&W are also entitled to representation on all committees of the board of directors of the Issuer in proportion to the number of B&W-nominated directors there are on the board of directors of the Issuer.

●	BAT and each of its subsidiaries holding shares of Common Stock appoints the Issuer and any designee of the Issuer as its proxy and attorney-in-fact to vote its shares of Common Stock in favor of the appointment to the board of directors of the Issuer of those persons nominated on the terms and conditions of the Governance Agreement. In any other matter submitted to a vote of the Issuer’s shareholders, BAT and its subsidiaries may vote their shares of Common Stock in their sole discretion.

●	Certain actions by the Issuer or its subsidiaries require the approval of B&W or a majority of the directors nominated by B&W. The approval of a majority of the directors nominated by B&W is required for (i) an issuance of securities comprising (either directly or upon conversion or exercise) 5% or more of the Issuer’s voting power other than certain issuances for cash, if BAT and its subsidiaries beneficially own at least 32% of the voting power of the Issuer and (ii) the repurchase by the Issuer of shares of Common Stock, subject to certain exceptions, if BAT and its subsidiaries beneficially own at least 25% of the voting power of the Issuer. The approval of B&W is required for (a) any action which would discriminatorily impose limitations on, or deny benefits to, BAT and its subsidiaries as shareholders of the Issuer, (b) any disposition of the Issuer’s intellectual property relating to certain B&W international brands, subject to exceptions, (c) specified amendments to the Issuer’s articles of incorporation, bylaws or board committee charters related to matters covered by the Governance Agreement and (d) the adoption of takeover defense measures applicable to the acquisition of beneficial ownership of any of the Issuer’s equity securities by BAT or its subsidiaries, other than the adoption of a shareholder rights plan identical to the shareholder rights plan that expired on July 30, 2014.

●	Any material contract or transaction between the Issuer or its subsidiaries and BAT or its subsidiaries must be approved by a majority of the Other Directors.

●	BAT and each of its subsidiaries holding shares of Common Stock has the right, subject to certain exceptions, to (i) demand that the Issuer files a registration statement as promptly as reasonably practical following any such demand, provided that the Issuer shall not be obligated to effect more than two such demand registrations in any eighteen month period and the shares of Common Stock the subject of such a demand registration shall have a value (based on the average closing price per share of Common Stock for the ten trading days preceding the demand) of not less than $100,000,000 and (ii) request that its shares of Common Stock be covered by a registration statement that the Issuer is otherwise filing in connection with an offering of shares of Common Stock for its own account or the account of any of the holders of shares of Common Stock pursuant to a demand registration requested by such holders.

●	If requested by the managing underwriters of an underwritten public offering of the Issuer’s equity securities, B&W agrees not to effect, and to cause its affiliates not to effect, except as part of such registration, any offer, sale, pledge, transfer or other distribution or disposition or any agreement with respect to the foregoing, of the issue being registered or of a similar security of the Issuer or any securities convertible into or exchangeable or exercisable for such securities, during the seven-day period prior to and during such period that the lead underwriter may reasonably request, no greater than 90 days, beginning on the effective date of such registration.

●	Subject to certain exceptions, neither BAT nor any of its subsidiaries may (i) sell, transfer or otherwise dispose of shares of Common Stock to any person or group if such person or group would as a result, to B&W’s knowledge, beneficially own or have the right to acquire 7.5% or more of the voting power of the Issuer or (ii) in any six-month period, sell, transfer or otherwise dispose of shares of Common Stock representing in the aggregate more than 5% of the voting power of the Issuer without the prior consent of a majority of the Other Directors, in each case other than pursuant to a tender or exchange offer (provided that the board of directors of the Issuer has not recommended to its shareholders that such tender offer or exchange offer be rejected). The provisions in the Governance Agreement prohibiting, among other things, BAT and its subsidiaries from acquiring, or making a proposal to acquire, beneficial ownership of additional shares of Common Stock expired on July 30, 2014.

●	The Governance Agreement will terminate automatically and in its entirety if the percentage of the Issuer’s voting power held by BAT and its subsidiaries increases to 100% or falls below 15%, or if a third party or group beneficially owns or controls more than 50% of the voting power of the Issuer. BAT and B&W may elect to terminate the Governance Agreement in its entirety, in each case after notice and opportunity to cure, if B&W nominees proposed in accordance with the Governance Agreement are not elected to serve on the board of directors of the Issuer or its committees or if the Issuer has deprived B&W nominees of such representation for “fiduciary” reasons or has willfully deprived B&W or its board nominees of any veto rights.

●	If the Issuer issues shares of Common Stock or any other equity securities to any of its directors, officers, employees, consultants or independent contractors who provided services to the Issuer or any of its subsidiaries (the “Designated Persons”), including upon exercise of any option, warrant or other security or upon vesting of any performance shares or similar compensation awards, the Issuer shall, prior to or within a reasonable period after such issuance (but in any event not later than 20 Available Trading Days after such issuance occurs), repurchase a number of shares of Common Stock so that the number of outstanding shares of Common Stock are not increased, and the percentage of the voting power of the Issuer beneficially owned by BAT and its subsidiaries is not decreased, by such issuance after taking into account such repurchase. The Issuer will not be required to repurchase such shares if (i) at the time of such issuance BAT and its subsidiaries beneficially own less than 25% of the voting power of the Issuer (without giving effect to such issuance) or (ii) such repurchases are pursuant to any share repurchase plan or program in which BAT or its subsidiaries has participated or agreed to participate. “Available Trading Day” for these purposes means any day on which the New York Stock Exchange, Inc. is open for trading, except (x) any day during a ‘blackout period’ included in the Issuer’s insider trading policy that prohibits the buying or selling of shares of Common Stock by executive officers of the Issuer in connection with the release or prospective release of the Issuer’s annual or quarterly financial earnings information or (y) any day on which the purchase of shares of Common Stock by the Issuer would (i) in the reasonable judgment of the Issuer, violate applicable law or (ii) require the Issuer to disclose a material financing, acquisition or other corporate development and the proper officers of the Issuer determine that such disclosure is not in the best interests of the Issuer, provided that the number of days excluded from the definition of Available Trading Days under clause (y) shall not, without the prior written consent of BAT (such consent not to be unreasonably withheld, delayed or conditioned) exceed 40 of such trading days for any specific issuance or a total of 80 of such trading days in any twelve-month period.

The Issuer, BAT and B&W are also parties to the Subscription Agreement, entered into in connection with the transactions related to the Issuer’s proposed acquisition of Lorillard, Inc. Under the Subscription Agreement:

●	BAT agreed, directly or indirectly through one or more of its wholly owned subsidiaries, to subscribe for and purchase the Louisville owned shares.

●	BAT agreed to cause all shares of Common Stock beneficially owned by BAT to be voted in favor of the issuance of the additional shares of Common Stock contemplated by both the merger agreement related to the acquisition of Lorillard, Inc. and the Subscription Agreement.

●	The Issuer agreed to repurchase any shares of Common Stock issued since March 1, 2015 and on or prior to June 12, 2015, which would have been purchased by the Issuer in the open market under the Governance Agreement had the Issuer not been subject to a trading blackout (the “Shares Subject to Repurchase”) as promptly as practicable but in no event later than 11 Available Trading Days (as defined in the Governance Agreement and described above) following May 28, 2015, consistent with the current rights and obligations of the parties under the Governance Agreement. The Issuer agreed to use best efforts to repurchase all or as many as possible of the Shares Subject to Repurchase on the Available Trading Days falling prior to the beginning of the next regularly scheduled quarterly trading “blackout period” of the Issuer on June 15, 2015, which, for the avoidance of doubt, will not require the Issuer to take any action in violation of law or that would reasonably be expected to cause the directors of the Issuer to violate their fiduciary duties. On completion of the repurchase by the Issuer of the Shares Subject to Repurchase in accordance with this provision, the Reporting Persons anticipate that the B&W owned shares shall comprise approximately 31.29371% of the outstanding shares of Common Stock, the Louisville owned shares shall comprise approximately 10.88461% of the outstanding shares of Common Stock and the Shares shall comprise approximately 42.17832% of the outstanding shares of Common Stock (based on there being 713,670,619 shares of Common Stock outstanding after such repurchase).

The foregoing descriptions are summaries of the material terms of the Governance Agreement and the Subscription Agreement and are qualified in their entirety by the full terms and conditions of the Governance Agreement and the Subscription Agreement, which are incorporated herein by reference.

Members of the BAT Group and the Issuer are parties to various commercial arrangements that are described in the Issuer’s filings with the Securities Exchange Commission, none of which are the type of transaction identified by Item 6 of Schedule 13D.  The Reporting Persons expect that the BAT Group and the Issuer will negotiate additional arms-length commercial arrangements in the future.  Under the terms of the Governance Agreement, all material commercial arrangements between the Issuer and members of the BAT Group are subject to separate approval by the Other Directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated as of June 19, 2015, among the Reporting Persons (filed herewith).
Exhibit 99.2	Governance Agreement dated as of July 30, 2004, among BAT, B&W and the Issuer (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K dated July 30, 2004).
Exhibit 99.3
Amendment No. 1 to the Governance Agreement dated as of November 18, 2004, among BAT, B&W and the Issuer (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K dated November 23, 2004).

Exhibit 99.4	Amendment No. 2 to the Governance Agreement dated as of April 29, 2008, among BAT, B&W and the Issuer (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K dated April 30, 2008).
Exhibit 99.5
Amendment No. 3 to the Governance Agreement dated as of November 11, 2011, among BAT, B&W and the Issuer (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K dated November 14, 2011).

Exhibit 99.6
Subscription and Support Agreement dated as of July 15, 2014, among BAT, the Issuer and, for limited purposes only, B&W (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K dated July 16, 2014).

Exhibit 99.7
Amendment No. 1 to the Subscription Agreement dated as of May 28, 2015, among BAT, the Issuer and, for limited purposes only, B&W (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K dated May 28, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2015

Brown & Williamson Holdings, Inc.

By:	/s/ Timothy Hazlett
Name: Timothy J. Hazlett
Title: Director

Louisville Securities Limited

By:	/s/ Robert Casey
Name: Robert J. Casey
Title: Director

British American Tobacco p.l.c.

By:	/s/ Nicola Snook
Name: Nicola Snook
Title: Company Secretary

SCHEDULE A

BAT ENTITIES

BAT Entity	Name, state or other place of organization	Address of the principal office
British American Tobacco p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
British American Tobacco (1998) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
British American Tobacco (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
Weston (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
B.A.T. Industries p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
British-American Tobacco (Holdings) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
Louisville Securities Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
BATUS Holdings Inc.	Delaware	103 Foulk Road, Suite 201-3, Wilmington, DE 19803
Brown & Williamson Holdings, Inc.	Delaware	103 Foulk Road, Suite 201-3, Wilmington, DE 19803

SCHEDULE B

BAT DIRECTORS AND OFFICERS

The name, country of citizenship and current principal occupation or employment of each of the BAT Directors and Officers are set forth below.  Unless otherwise indicated in the tables below (i) each occupation set forth opposite an individual’s name refers to a position with a BAT Entity and (ii) the business address of such individual is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom.

British American Tobacco p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Susan J. Mair Southside, 6th Floor, 105 Victoria Street, Victoria, London SW1E 6QT	United Kingdom
Director, Strategic and Business Development, of Chime plc, whose business address is Southside, 6th Floor, 105 Victoria Street, Victoria, London SW1E 6QT, United Kingdom and whose principal business is international communications and sports marketing.

Also Non-executive Director of BAT, Dairy Crest Group p.l.c., Millennium & Copthorne Hotels p.l.c. and Accsys Technologies p.l.c.

Ann F. Godbehere 2 Eastbourne Terrace, London W2 6LG, United Kingdom	United Kingdom and Canada	Non-executive Director of BAT, Prudential p.l.c., UBS A.G., Rio Tinto p.l.c., Rio Tinto Limited and UBS Group A.G.
J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director
Savio Kwan No. 3005 Hongmei Road, Shanghai, China	United Kingdom
Co-Founder and Chief Executive Officer of A&K Consulting Co Ltd, whose business address is No. 3005 Hongmei Road, Shanghai, China, and whose principal business is the provision of consultancy services to entrepreneurs and their start-up businesses in China.

Also Non-executive Director of BAT.

Dr. Pedro S. Malan Rua Candelaria 66, Rio de Janeiro, RJ Brazil, CEP 20091-900 Brazil	Brazil	Non-executive Director of BAT, Thomson Reuters Founders Share Company Limited, EDP - Energias do Brasil S.A. and Mills Estruturas e Servicos de Engenharia S.A.
Christine J. M. Morin-Postel 1 Water Street, London WC2R 3LA, United Kingdom	France	Non-executive Director of BAT, Groupe Bruxelles Lambert S.A. and Hightech Payment Systems S.A.
Dr. Gerard M. Murphy 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom and Republic of Ireland
Non-executive Director of BAT, The Blackstone Group International Partners LLP, Jack Wolfskin Ausrustung fur Draussen GmbH & Co. KGaA, JW Germany Holding GmbH, Intertrust Holdco B.V., Intertrust Investmentco B.V. and Intertrust Group B.V.

Nicandro Durante	Brazil and Italy	Chief Executive Also Non-executive Director of Reckitt Benckiser Group p.l.c.
E. Dimitri G. Panayotopoulos 1 Water Street, London, WC2R 3LA, United Kingdom	United Kingdom	Non-executive Director of BAT, Logitech and Boston Consulting Group
Kieran C. Poynter 1 Water Street, London, WC2R 3LA, United Kingdom	United Kingdom	Non-executive Director of BAT, International Consolidated Airlines Group S.A., F&C Asset Management p.l.c. and Nomura International p.l.c.
Richard G. W. Burrows 1 Water Street, London, WC2R 3LA, United Kingdom	Republic of Ireland	Non-executive Director of BAT, Carlsberg A/S and Rentokil Initial p.l.c.
Karen M. A. de Segundo 1 Water Street, London, WC2R 3LA, United Kingdom	The Netherlands	Non-executive Director of BAT, EQT Partners AB and E.ON S.E.
Dr. Richard Tubb 1 Water Street, London WC2R 3LA, United Kingdom	U.S.A.	Non-executive Director of BAT

British American Tobacco (1998) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Alan Davy	United Kingdom	Group Operations Director
Giovanni Giordano	U.S.A. and Italy	Human Resources Director
J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director
Kingsley Wheaton	United Kingdom	Managing Director, Next Generation Products

British American Tobacco (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Robert J. Casey	U.S.A.	Assistant General Counsel
Robert Fergus Heaton	United Kingdom	Head of Corporate Tax – UK
J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director

Weston (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jack Bowles 16th Floor, Two IFC, 8 Finance Street, Central, Hong Kong	France	Regional Director, Asia Pacific
J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director
Nicandro Durante	Brazil and Italy	Chief Executive Also Non-executive Director of Reckitt Benckiser Group plc

B.A.T. Industries p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Robert J. Casey	U.S.A.	Assistant General Counsel
Steven Glyn Dale	United Kingdom	Head of Tax
J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director
Tadeu L. Marroco	United Kingdom	Business Development Director

British-American Tobacco (Holdings) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Bruce Abelman	U.S.A.	Legal and External Affairs Director
Andrew M. Gray	United Kingdom and Brazil	Marketing Director
Jack Bowles 16th Floor, Two IFC, 8 Finance Street, Central, Hong Kong	France	Regional Director, Asia Pacific
Alan Davy	United Kingdom	Group Operations Director
Giovanni Giordano	U.S.A. and Italy	Human Resources Director
J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director
Tadeu L. Marroco	United Kingdom	Business Development Director
Nicandro Durante	Brazil and Italy	Chief Executive Also Non-executive Director of Reckitt Benckiser Group p.l.c.
Ricardo C. Oberlander	Brazil	Regional Director, Americas
Dr. David O’Reilly	United Kingdom	Group Scientific Director
Naresh K. Sethi	Australia	Regional Director, Western Europe
Johan M. Vandermeulen	Belgium	Regional Director, EEMEA
Kingsley Wheaton	United Kingdom	Managing Director, Next Generation Products

Louisville Securities Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Robert J. Casey	U.S.A.	Assistant General Counsel
J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director
Tadeu L. Marroco	United Kingdom	Business Development Director

BATUS Holdings Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Michael J. Walter (Director and President) 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202	U.S.A.
President of Louisville Corporate Services, Inc., whose business address is 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202, and whose principal business is the provision of business financial services.

L. Brent Cotton (Director, Treasurer and Assistant Secretary) 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202	U.S.A.
Senior Manager, Tax & HR, with Louisville Corporate Services, Inc., whose business address is 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202, and whose principal business is the provision of business financial services.

Lisa M. Oakes (Director and Secretary) 103 Foulk Road, Suite 101, Wilmington, DE 19803	U.S.A.
Vice President of Corporation Service Company, whose business address is 103 Foulk Road, Suite 101, Wilmington, DE 19803, and whose principal business is the provision of corporate and administrative services.*

Brown & Williamson Holdings, Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Timothy J. Hazlett (Director and President) 627 Eagle Watch Lane, Osprey, FL 34229	U.S.A.
Managing Member of T. J. Hazlett, LLC, whose business address is 627 Eagle Watch Lane, Osprey, FL 34229, and whose principal business is the provision of consulting services.

Managing Member of Hazlett Corporate Counsel, PLLC, whose business address is 401 South 4th Street, Suite 1010, Louisville, KY 40202, and whose principal business is the provision of legal services.

Robert J. Casey (Director)	U.S.A.	Assistant General Counsel
Andrew T. Panaccione (Director and Secretary) 103 Foulk Road, Suite 101, Wilmington, DE 19803	U.S.A.
Vice President of Corporation Service Company, whose business address is 103 Foulk Road, Suite 101, Wilmington, DE 19803, and whose principal business is the provision of corporate and administrative services.*

L. Brent Cotton (Treasurer) 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202	U.S.A.
Senior Manager, Tax & HR, with Louisville Corporate Services, Inc., whose business address is 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202, and whose principal business is the provision of business financial services.

*The principal employer of these individuals, Corporation Service Company, provides corporate and administrative services.  As a result, in the course of their principal employment these individuals are engaged, employed or appointed by a number of unrelated entities who engage their principal employer for the provision of corporate and administrative services.